Mail Stop 4631

October 19, 2015

United States Securities and Exchange Commission
Washington D.C. 20549

Attention: Asia Timmons-Pierce, Staff Attorney, Office of Manufacturing and Construction

Re: EOS Inc.
Registration Statement on Form S-1
Filed September 10, 2015
File Number 333-206859

Dear Ms. Timmons-Pierce:

We have received and read your letter dated October 5, 2015, regarding the above-referenced registration statement.  The purpose of this letter is to respond to the comments specified in that letter.  Accordingly, please be informed as follows:

General

1.	It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

•	You state in your disclosure that you are a development stage company;
•	Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
•	Since formation, you have not generated any revenues and you have limited assets;
•	You are issuing penny stock; and
•	You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933.  Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide a detailed legal analysis explaining why you believe EOS Inc. is not a blank check company.

Response:

Rule 419 defines a "blank check company" as a company that:

i.	Is a development stage company that has no specific business plan or purpose [emphasis added] or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person: and

ii.	Is issuing "penny stock" as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

We have a very specific business purpose and a bona fide plan of operation which involves the planned marketing and distribution of skin care products for which the right to market and distribute those products in a specified area has been acquired.  These matters are described in the section of the prospectus entitled Description of Business and subheadings thereunder, as well as in an expanded MD&A section.  For example, we have taken substantive steps in furtherance of that business plan by the execution on May 1, 2015, of a Marketing and Distribution Agreement with A.C. (U.S.A.), a California corporation.

The fact that our resources are limited does not change the fact that we have a specific business plan that we are attempting to implement.  Also, we must and have disclosed our risks and limitations to potential investors.  Those risks and limitations, however, do not mean that a business plan does not exist nor that efforts are not under way to implement that business plan.

It is also reasonably common for development stage companies to have limited assets and resources as well as having going concern explanatory paragraphs in the reports of their auditors.  We are attempting to raise additional funding to continue to develop our business, as described in the prospectus.  We believe that being a public company may increase our image and credibility in the market place and provide possible sources of funding.

We do not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person.  This is disclosed in the PROSPECTUS SUMMARY as follows:  "we have no present plans to be acquired or merged with another company, nor do shareholders have plans to enter into a change of control or similar transaction."  Because of our business plan, we are not a blank check company but, rather, an early stage development company that may be considered a shell company as disclosed throughout the prospectus.

Finally, unless the SEC's position has been modified, in September 2003, John Reynolds stated at the Small Government Business Forum, that the SEC was not applying Rule 419 to companies with a business plan but without revenues.  For the reasons specified above, we are an early development stage company, but not a Rule 419 blank check company.

2.	Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Response:

Mr. Yang has not acted as a promoter or had a controlling interest in any company for which a registration statement was filed.

3.	We note that your By-laws and Articles of Incorporation indicate that your principal executive office is 221 East Walnut Street, Suite 122, Pasadena, CA 91101, County of Los Angeles, California, which is different than the address set forth in your registration statement. Please advise.

Response:

We used the services of Ming-Feng Li, CPA, to assist us with our incorporation, including the preparation of Articles of Incorporation and bylaws.  Mr. Li's offices are located at 221 East Walnut Street, Suite 122, Pasadena, California 91101.  Mr. Yang believed that we should have an address in the United States.  As a result, he offered to allow us to use his office for purposes of preparing our Articles of Incorporation and bylaws.  Our principal executive office is not located at that Pasadena address, but, rather, at that address specified on the cover page of our registration statement.  In that regard, we prepared and filed with the Nevada Secretary of State a Certificate of Correction regarding our Articles of Incorporation to specify our correct address.  A copy of that Certificate of Correction is included with the Registration Statement on Form S-1/A prepared and filed concurrently with this letter (the "Amended Registration Statement").

Use of Proceeds, page 20

4.	We note your disclosure that you will need $200,000 to meet your financial obligations for the next twelve months. We also note that you will only raise $100,000 if 100% of the shares are sold. Please expand this section to discuss how many months you will be able to meet your financial obligations if 25%, 50%, 75% and 100% of the offering is sold.

Response:

Please note, we have revised the Use of Proceeds portion of the prospectus to disclose how we will be able to meet our financial obligations if 25%, 50%, 75% and 100% of the shares offered are sold.

Description of Business, page 26

5.	We note that there are a number of inconsistencies in your disclosures. For example, on page 8 you state that you have enough cash to satisfy your obligations for three months. However, on page 26 you state that you do not have enough cash to finance your operations. We also note that on page 26 you state that you will be able to implement your business plan and conduct business for the next twelve months from the proceeds of this offering. This disclosure appears inconsistent with your disclosure that you will need $200,000 to meet your financial obligations for the next twelve months. Please reconcile these inconsistencies.

Response:

Please note, in the prospectus we have reconciled those inconsistencies regarding cash needed to finance our operations.

6.	Please expand this section to clarify whether you plan to market and distribute skin care products manufactured by companies other than A.C. (U.S.A), Inc.

Response:

Please note, we have revised this section of the prospectus to clarify that we may market and distribute skin care products manufactured by companies other than A.C. (U.S.A), Inc.

7.	Please tell us whether A.C. (U.S.A), Inc. is affiliated with you or your sole officer.

Response:

A.C. (U.S.A), Inc. is not now and never has been affiliated with us or our sole officer.

8.	On page 27, you state that you have a non-exclusive right to market and distribute in Taiwan certain skin care products manufactured by A.C. for a period of 5 years. We note that Exhibit 10.1 indicates that you have the exclusive right to market and distribute. Please revise accordingly.

Response:

Please note, we have amended that portion of the prospectus to indicate that we have an exclusive right to market and distribute in Taiwan those skin care products.

Need for any Government Approval, age [sic] 28

9.	Please clarify whether you will be able market and distribute skin care products immediately after filing your application with the Ministry of Health and Welfare.

Response:

Please note, we have revised that portion of the Prospectus to clarify the approval and permit process regarding the marketing and distribution of those skin care products.

Certain Relationships and Related Transactions, page 38

10.	We note your disclosure that Mr. Yang provides you the office space free of charge. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Yang.

Response:

Please note, attached as Exhibit 99.3 to the Amended Registration Statement is a summary of the terms pursuant to which Mr. Yang provides us with office space.

11.	We note your disclosure on page 20 that Mr. Yang will lend you funds on an interest-free basis. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Yang.

Response:

Please note, attached as Exhibit 99.1 to the Amended Registration Statement is a copy of the written funding commitment pursuant to which Mr. Yang commits to lend us $200,000 on the terms and subject to the conditions specified in that commitment.

12.	Note 2 of your financial statements discusses related party advances made by your officer and shareholder in which you received $150,000. Please provide here the details of such loan pursuant to Item 404 of Regulation S-K. Please also describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms. Please file the loan agreement as an exhibit.

Response:

Please note, we have described in that note and appropriate portions of the prospectus the material terms of that loan.

Additionally, please note, attached as Exhibit 99.2 to the Amended Registration Statement is a copy of a summary of the loan terms.

Hopefully, the provisions of this letter and the Amended Registration Statement are responsive to your questions and comments specified in that letter dated October 5, 2015.

Finally, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.

Thank you.

Sincerely,

EOS, Inc.,
a Nevada corporation

/s/ Yu Cheng Yang
By: Yu Cheng Yang,
President